Peter E. Jokiel, Executive Vice President & Chief Financial Officer
October 8, 2008
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Specialty Underwriters’ Alliance, Inc. Form 10-K for the Year Ended December 31, 2007 Form 10-Q for the Quarter Ended June 30, 2008 File No. 000-50891
Dear Mr. Rosenberg:
I am writing on behalf of Specialty Underwriters’ Alliance, Inc. (the “Company”) in response to the Staff’s comment letter dated September 29, 2008 relating to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.
We appreciate the Staff’s review of, and comments to, both our Form 10-K and Form 10-Q. Set forth below are the Staff’s numbered comments and the Company’s responses.
Form 10-Q for the quarter ending June 30, 2008
Note 5. Recent Accounting Pronouncements, page 7
1.	Refer to your disclosure on the adoption of SFAS 157. Please revise your disclosure to provide quantitative disclosures using a tabular format as required by paragraph 34 of SFAS 157. Specifically, for fair value measurements using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following:
(a)	Total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings (or changes in net assets), and a description of where those gains or losses included in
222 S. Riverside Plaza, Suite 1600 ◆ Chicago, IL 60606-6001 ◆ 312.277.1600 ◆ fax: 877.782.2098 ◆ www.suainsurance.com

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earnings (or changes in net assets) are reported in the statement of income (or activities)

(b)	Purchases, sale, issuances, and settlements (net)

(c)	Transfers in and/or out of Level 3 (for example, transfers due to changes in the observability of significant inputs)

The amount of the total gains or losses for the period in (a) above included in earnings (or changes in net assets) that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date and a description of where those unrealized gains or losses are reported in the statement of income (or activities).
Response: The Company believed that a tabular representation of the information was unnecessary since (i) all of our securities are categorized as fixed maturity investments, (ii) there were no Level 3 securities at the beginning of the period, (iii) we disclosed the fair value of the securities that we had transferred to Level 3 as of the end of the period, and (iv) we disclosed the change in unrealized losses during the quarter of those securities classified as Level 3. However, we will modify our future filings under the Securities Exchange Act of 1934, as amended (the “Act”), beginning with our Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2008 to include the information in a tabular format consistent with the examples attached hereto as Appendix A. The attached Appendix A reflects how such tables would have appeared in the Company’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2008.
2.	To the extent third parties are used to determine fair value as disclosed in Note 2 of the financial statements included in your December 31, 2007 Form 10-K, please revise your disclosure to address the following:
Response: In response to your comment 2, in addition to the information provided in our responses to the bullet points below, we will modify our future filings under the Act beginning with our Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2008 consistent with the example attached hereto as Appendix B.
•	The nature and amount of assets you valued using quotes or prices obtained from third parties, along with the classification in the fair value hierarchy;
Response: All of the Company’s investment assets are categorized as fixed maturity investments and all but six of our securities (four Level 3 and two Level 2 securities), with a fair value at June 30, 2008 of approximately $6,276,000, were valued based on pricing information received from our independent pricing service.
222 S. Riverside Plaza, Suite 1600 ◆ Chicago, IL 60606-6001 ◆ 312.277.1600 ◆ fax: 877.782.2098 ◆ www.suainsurance.com

Page 3 10/8/08
•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements;
Response: The Company receives a single price from its independent pricing service or a single quote from a broker-dealer, if there is a broker-dealer with significant knowledge of the instrument being priced. If such a broker-dealer is not available to quote, then an average will be used from quotes solicited from multiple broker-dealers.
•	Whether, and if so, how and why, you adjusted quotes or prices obtained from third parties;
Response: The Company has not adjusted prices or quotes received from its independent pricing service or broker-dealers, respectively. If in the future an instrument’s price or quote is deemed unreasonable, then a different pricing methodology will be used for that instrument for that period.
•	The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
Response: The extent of our Level 1 and 2 instruments as compared to our Level 3 instruments is set forth in the tables contained in our response to comment 1 above.
•	Whether the quotes obtained from third parties are binding or non-binding; and,
Response: All quotes obtained are non-binding.
•	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.
Response: The Company is responsible for determining the fair value and proper hierarchy classification of our investments and has a validation process which is detailed in the disclosure contained in Appendix B.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
222 S. Riverside Plaza, Suite 1600 ◆ Chicago, IL 60606-6001 ◆ 312.277.1600 ◆ fax: 877.782.2098 ◆ www.suainsurance.com

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Once you have had an opportunity to review this response, please contact the undersigned at (312) 277-1602 with any questions or further comments relating to this response letter.
Sincerely yours,

Peter E. Jokiel
Executive Vice President and
Chief Financial Officer
cc:     Scott Goodreau, General Counsel
222 S. Riverside Plaza, Suite 1600 ◆ Chicago, IL 60606-6001 ◆ 312.277.1600 ◆ fax: 877.782.2098 ◆ www.suainsurance.com

APPENDIX A
As of June 30, 2008, assets measured at fair value on a recurring basis are summarized below:

Fair Value Measurement Using:
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Value at	Assets	Inputs	Inputs
Category	6/30/08	(Level 1)	(Level 2)	(Level 3)
Fixed maturity investments	$201,293	$—	$194,122	$7,171

The following table presents a reconciliation of the beginning and ending balances for all investments measured at fair value using Level 3 inputs during the three and six months ended June 30, 2008:

	Three Months Ended	Six Months Ended
	6/30/2008	6/30/2008
Level 3 investments as of beginning of period	$—	$—
Purchases, sales, issuances, and settlements (net)	—	—
Transfers into level 3 (at beginning period value)	7,891	8,883
Total gains or losses (realized/unrealized):
Included in earnings	—	—
Included in comprehensive income	(720)	(1,712)

Level 3 investments as of June 30, 2008	$7,171	$7,171

APPENDIX B
The Company uses an independent pricing service to determine the fair value of substantially all of our investment assets. As of June 30, 20008, a total of six securities with a total value of $6,276 were not priced by our independent pricing service, of which four were Level 3 securities and two were Level 2 securities. The Company uses the following pricing hierarchy for each instrument in its portfolio.
•	First, the Company requests a single non-binding price from our independent pricing service.

•	Second, if no price is available from the pricing service for the instrument, the Company would request one or more non-binding broker-dealer quotes. A single quote will be sought from a broker-dealer who has significant knowledge of the instrument being priced. If such broker-dealer is not available to quote, then an average would be used from quotes solicited from multiple broker-dealers.

•	Third, if a broker-dealer quote is unavailable for the instrument, the Company would use a matrix pricing formula based on various factors provided from multiple broker-dealers including yield spreads, reported trades, sector or grouping information and for certain securities, other factors such as timeliness of payment, default experience and prepayment speed assumptions.
The Company then validates the price or quote received by examining its reasonableness. The Company’s review process includes (i) quantitative analysis (including yield spread and interest rate and price fluctuations on a monthly basis); (ii) initial and ongoing evaluation of methodologies used by outside parties to calculate fair value; and (iii) comparing the fair value estimates to its knowledge of the current market. If a price or a quote as provided is deemed unreasonable, which to date has not occurred, the Company will use the second or the third pricing methodology to determine the fair value of the instrument.
In order to determine the proper SFAS 157 classification for each instrument, the Company obtains from its outside pricing sources the pricing procedures and inputs used to price the instrument. The Company analyzes this information taking into account asset type, rating and liquidity to determine what inputs are observable and unobservable and thereby determines the suggested SFAS 157 Level.